Exhibit 99.8(EEE)

DISTRIBUTION AND SHAREHOLDER SERVICES AGREEMENT

This Agreement, effective as of May 1, 2013, is among Integrity Life Insurance Company, a life insurance company organized under the laws of the State of Ohio (the “Company”), Touchstone Securities, Inc., a Nebraska corporation and principal underwriter and distributor of variable insurance contracts issued by the Company (“Touchstone”) and Northern Lights Variable Trust, an open-end management investment company organized as a Delaware business trust (the “Trust”), and is intended to supplement the Participation Agreement dated May 1, 2013 by and among the Company, the Trust and related Trust Parties (“Participation Agreement”).  Any capitalized terms not otherwise defined herein shall have the same meaning as provided in the Participation Agreement.

Whereas, the funds listed in Exhibit A hereto, each of which is a series of the Trust (each a “Fund” and collectively, the “Funds”) have adopted a plan (“12b-1 Plan”) for purposes of paying for distribution and shareholder services under Rule 12b-1 of the Investment Company Act of 1940 with respect to the Fund; and

Whereas, the Company intends to issue Contracts that will be funded by an investment in at least one of the Funds; and

Whereas, the Company and Touchstone are interested in performing distribution and shareholder services for the Trust with respect to each Fund in exchange for the receipt of fees pursuant to the 12b-1 Plan.

In consideration of the foregoing and the mutual covenants set forth below the Company, Touchstone and the Trust agree as follows:

1.   Distribution and Shareholder Services.   The Company and Touchstone have agreed to assist Trust, as it may request from time to time, with the provision of distribution and shareholder services to the Fund, as they may relate to the investment in the Fund by the Separate Accounts. It is anticipated that such services shall include any activities primarily intended to result in the sale of Shares, including (but not limited to): distribution of Fund reports, prospectuses, and statements of additional information to other than existing holders of Contracts; preparation and distribution of sales literature and advertising material for the Fund; training of insurance agents and other representatives of the Company with respect to the Fund; provision of distribution support services to insurance agents and other representatives of the Company; and other distribution and shareholder services in respect of the Fund as mutually agreed upon from time to time.

2.    Payment for Services.  In consideration of the distribution and shareholder services to be provided by the Company, Touchstone and its agents, the Trust, in accordance with the 12b-1 Plan, shall pay to Touchstone the fees with respect to each Fund equal to the lesser of (i) the amount set forth in Exhibit A and (ii) the amount then approved for payment under the 12b-1 Plan, per annum of the average aggregate net asset value of the Shares held by the Company’s Accounts under the Participation Agreement. For purposes of computing the payment to Touchstone contemplated under this Paragraph 2, the average aggregate net asset value of the

Shares held by the Company’s Accounts over a monthly period shall be computed by totaling each Company’s Account’s aggregate investment (Share net asset value multiplied by total number of Shares held by the Account) on each Business Day during the calendar month, and dividing by the total number of Business Days during each month.  The payments contemplated by this Paragraph 2 shall be calculated by the Fund at the end of each calendar month and will be paid to Touchstone within 30 days thereafter.

3.    Term and Termination.   This Agreement will terminate automatically upon assignment.  Unless terminated as herein provided, this Agreement shall continue in effect for one year from the effective date and shall continue in effect for successive periods of one year thereafter, but only so long as each such continuance is specifically approved by votes of a majority of both:  (i) the Trustees of the Trust; and (ii) the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Agreement (the “Qualified Trustees”), cast in person at a meeting called for the purpose of voting on such approval.  This Agreement may be terminated with respect to the Fund at any time by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund.  If this Agreement is terminated with respect to the Fund, the Fund will not be required to make any payments for expenses incurred after the date of termination.  Unless terminated with respect to the Fund by the vote of a majority of the Qualified Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund, payments pursuant to this Agreement shall continue for so long as the Separate Accounts own Shares.

4.  Relationship to Other Agreements.   This Agreement is intended to supplement the Participation Agreement and not intended to conflict with or supersede the provisions of the Participation Agreement.  All representations and warranties made by the parties in the Participation Agreement are incorporated into this Agreement and shall be deemed to have been made in connection with this Agreement.

INTEGRITY LIFE INSURANCE COMPANY		NORTHERN LIGHTS VARIABLE TRUST

By:	/s/ Kevin L. Howard	By:	/s/ Andrew Rogers

Printed Name: Kevin L. Howard		Printed Name: Andrew Rogers

Title: Senior Vice President and General Counsel		Title: President

TOUCHSTONE SECURITIES, INC.

By:	/s/ Patricia J. Wilson	By:	/s/ Terrie A. Wiedenheft

Printed Name: Patricia J. Wilson		Printed Name: Terrie A. Wiedenheft

Title: Vice President		Title: Chief Financial Officer

Exhibit A

Fund	Fee

TOPS™ Capital Preservation ETF Portfolio (Class 3)	35 bps (0.35%)

TOPS™ Balanced ETF Portfolio (Class 3)	35 bps (0.35%)

TOPS™ Moderate Growth ETF Portfolio (Class 3)	35 bps (0.35%)

TOPS™ Growth ETF Portfolio (Class 3)	35 bps (0.35%)

TOPS™ Aggressive Growth ETF Portfolio (Class 3)	35 bps (0.35%)

TOPS™ Protected Balanced ETF Portfolio (Class 3)	35 bps (0.35%)

TOPS™ Protected Moderate Growth ETF Portfolio (Class 3)	35 bps (0.35%)

TOPS™ Protected Growth ETF Portfolio (Class 3)	35 bps (0.35%)